77L: Changes in accounting principles and practices

As a result of a FASB Emerging Issues Task Force ("EITF") consensus, No. 03-11,and related SEC staff guidance, the Fund has reclassified periodic payments made or received under swap agreements, which were previously included within miscellaneous income, to a component of realized gain(loss) in the Statement of Operations. There is no effect on the Fund's net asset value, either in total or per share, or its total increase(decrease) in net assets from operations during any period.